VIA FACSIMILE AND U.S. MAIL

                                                     March 28,
2005

W. Peter Day
Chief Financial Officer
Amcor Limited
679 Victoria Street
Abbotsford, Victoria 3067 Australia

	RE:	Form 20-F for the fiscal year ended June 30, 2004
      File No. 0-18893

Dear Mr. Day:

      We have reviewed your letters dated March 11, 2005 and March 18, 2005 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 20-F FOR THE YEAR ENDED JUNE 30, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.








Item 8 - Financial Information

Anti-Trust Investigations and Related Management Changes, page 56

2. We have read your response to comment 5.  As significant
changes
or developments occur, the company should disclose these matters on a
timely basis.  We note the related disclosure included in your
Form
6-K filed on February 22, 2005 particularly that included in Note
9,
Contingent Liabilities and Contingent Assets. For U.S. GAAP purposes, please continue to comply with the guidance in paragraph 22 of APB Opinion 28.

3. We note from your response to comment 6 that the interim report concerning possible cartel conduct received by the Board of the Company from its legal advisers on December 6, 2004 was an oral report. Please provide the staff with any minutes, memorandum or other forms of documentation which summarize the information received by the Board from the legal advisers. In addition, please provide the staff with any updated information as a result of the company`s subsequent investigation of the matters.

4. Please tell us the amount of revenue recognized by the company that relates to possible cartel conduct.

Item 15 - Controls and Procedures, page 73

5. We have read your response to comment 7.  We have considered your
response and continue to believe, as stated in our original
comment,
that an amendment to your Form 20-F for the year ended June 30,
2004
is required to state in clear and unqualified language, the conclusions reached by your Executive Chairman and Chief Financial Officer on the effectiveness of your disclosure controls and procedures. We are unable to concur with the conclusion stated in the first sentence of the second paragraph of your reply to comment
7. Based upon the language in the first paragraph under Item 15, it appears that your Executive Chairman and Chief Financial Officer have been unable to conclude that your disclosure controls and procedures were effective as of the end of the period covered by your report. We note that the company states that the preliminary results of its investigation indicate that there have been weaknesses in internal disclosure controls and procedures concerning compliance with competition laws and related matters. In addition to previously cited question 5 in the Divisions response to frequently asked questions on management`s report on internal controls over financial reporting, we also refer your to question 10.

6. With respect to the preliminary indication of weakness in internal disclosure controls and procedures mention under Item 15, please advise the staff of the corrective action taken or underway.

Financial Statements

Note 33 - Reconciliation of Accounts to US GAAP

Consolidated Statement of Cash Flows, page F-89

7. We have read your response to comment 9. You indicated that customer receivables, including proceeds from the sale of receivables through securitization, should be classified as operating cash flows.
We agree that the cash inflows directly from the receivables collection should be reported as operating cash flows. However, transfers of receivables that do not qualify as sales and that are accounted for as secured borrowings give rise to financing cash flows. Since the receivables are re-instated and the cash received is treated as a current liability under US GAAP, all cash flows related to the current liability should be included in financing activities. Please note that for US GAAP purposes, both operating cash flows and financing cash flows are affected, whereas only operating cash flows are affected under Australian GAAP. Please disclose in the reconciliation of accounts to US GAAP the impact of the financing cash flows on the statement of cash flows for all periods presented.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Ernest Greene, Staff Accountant, at (202)
942-
8091, or in his absence, Nathan Cheney, Assistant Chief Accountant at
(202) 942-1804, if you have questions regarding comments on the financial statements and related matters.
							Sincerely,



							Rufus Decker
      						Accounting Branch Chief

??

??

??

??

Mr. W. Peter Day
March 28, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE